Exhibit 99.1

Seanergy Maritime Reports Record Full Year Profitability

Reports Fourth Quarter and Twelve Month Financial Results for the Periods Ended December 31, 2024

Declares Quarterly Cash Dividend of $0.10 Per Share

Highlights
(in million USD, except EPS and TCE)	Q4 2024	Q4 2023	12M 2024	12M 2023	YoY Growth (%)
Net revenues	$41.7	$39.4	$167.5	$110.2	+52%
Net income	$6.6	$10.8	$43.5	$2.3	Record Profitability
Adjusted net income[1]	$7.1	$11.4	$48.8	$11.7
EBITDA[1]	$19.9	$23.3	$92.6	$51.3	+81%
Adjusted EBITDA[1]	$20.4	$23.9	$98.4	$53.0

Fleet TCE[2]	$23,179	$24,920	$25,063	$17,501	+43%

Earnings per share Basic	$0.32	$0.55	$2.12	$0.12	+1,667%
Earnings per share Diluted	$0.32	$0.55	$2.11	$0.12
Adjusted earnings per share Basic[1]	$0.34	$0.58	$2.39	$0.63	+279%
Adjusted earnings per share Diluted[1]	$0.34	$0.58	$2.38	$0.63

Other Highlights and Developments:

■	Record full year profitability of $43.5 million
■	Fleet TCE outperformed the Baltic Capesize Index (“BCI”) by 27% in Q4 2024 and by 11% in FY 2024
■	Quarterly cash dividend of $0.10 per share declared for Q4 2024 & total cash dividends of $0.76 per share, or $15.6 million, declared for FY 2024
■	Stock buybacks of $2.1 million, or approximately 1% of issued and outstanding shares in Q4 2024
■	Delivery of two recently acquired Japanese vessels:
o	M/V Meiship, a 2013-built Newcastlemax
o	M/V Blueship, a 2011-built Capesize, through a 6-month bareboat with purchase obligation
■	New $53.6 million sustainability-linked loan facility

1 Adjusted earnings per share, Adjusted Net Income, EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted earnings per share, Adjusted Net Income, EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.
2 Time Charter Equivalent (“TCE”) rate is a non-GAAP measure. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

March 6, 2025 – Athens, Greece – Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP), a leading pure-play Capesize shipping company, announced its financial results for the fourth quarter and twelve months ended December 31, 2024. Reflecting its strong commitment to shareholder returns, the Company also declared a quarterly cash dividend of $0.10 per common share for the fourth quarter of 2024, with total cash dividends for 2024 of $0.76 per share.

For the quarter ended December 31, 2024, the Company generated Net Revenues of $41.7 million, compared to $39.4 million in the fourth quarter of 2023, representing an increase of 6%. Adjusted EBITDA for the quarter was $20.4 million, compared to $23.9 million in the same period of 2023. Net Income and Adjusted Net Income for the quarter were $6.6 million and $7.1 million, respectively, compared to Net Income of $10.8 million and Adjusted Net Income of $11.4 million in the fourth quarter of 2023. The daily TCE rate of the fleet for the fourth quarter of 2024 was $23,179, compared to $24,920 in the same period of 2023.

For the twelve-month period ended December 31, 2024, the Company generated Net Revenues of $167.5 million, compared to $110.2 million in the same period of 2023, marking an increase of 52%. Adjusted EBITDA for the twelve months was $98.4 million, compared to $53.0 million for the same period of 2023. Net Income and Adjusted Net Income for the twelve months were $43.5 million and $48.8 million, respectively, compared to Net Income of $2.3 million and Adjusted Net Income of $11.7 million in the respective period of 2023. The daily TCE rate of the fleet for the twelve-month period of 2024 was $25,063, compared to $17,501 in the same period of 2023. The average daily OPEX was $6,976 compared to $6,879 in the respective period of 2023.

Cash and cash-equivalents and restricted cash, as of December 31, 2024, stood at $34.9 million. Shareholders’ equity at the end of the fourth quarter was $262.2 million. Long-term debt (senior loans and other financial liabilities) net of deferred charges stood at $257.6 million, while the book value of the fleet, including an advance for a vessel acquisition, was $488.2 million.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are pleased to announce another strong quarter for Seanergy, underscoring the benefits of our strategic focus on the Capesize segment. Our robust hedging strategy resulted in the Company significantly outperforming the broader Capesize market, even amid seasonal year-end softness. Our fleet-wide daily TCE of $23,179, exceeded the BCI average of $18,300 by 27%, resulting in net income of $6.6 million for the fourth quarter of 2024. This strong finish capped off a record-breaking year, during which we achieved net income of $43.5 million, with a full-year daily TCE of $25,063, which is 11% above the BCI average of $22,593.

“Our disciplined commercial strategy and efficient operations allowed us to generate substantially superior results compared to industry peers, validating our exclusive focus on Capesize vessels. Unlike smaller dry bulk segments—where orderbooks have increased substantially—the Capesize orderbook remains at historically low levels, positioning this segment for potential outperformance over the long term.

“Our estimate for Q1 2025 TCE is approximately $13,400 per day, which reflects seasonal Capesize market softness but remains 44% above the year-to-date BCI average of approximately $9,300 per day. Meanwhile, our fixed-rate charters at $22,100 per day continue to significantly outperform spot levels, and with rising forward freight agreements (“FFAs”), we anticipate a stronger market in the second half of 2025.

“In line with our stated growth strategy, we executed targeted fleet expansion while maintaining a healthy balance sheet and rewarding shareholders with strong capital returns. We declared total dividends of $0.76 per share for 2024, representing a robust annualized dividend yield of approximately 11%3. In addition, during the fourth quarter, we repurchased 226,826 shares at an average price of $9.44 per share, further enhancing shareholder value.

“Since the second quarter of 2024, we have committed to invest $138.0 million in four high-quality Capesize vessels, bringing our proforma fleet to 21 units, or 3.8 million dwt. This strategic expansion further strengthens our profitability and cash flow generation potential, allowing us to continue capitalizing on the strength of the Capesize market. Importantly, we closed the year with a loan-to-value ratio of approximately 45%, underscoring our financial sustainability and prudent capital management in a volatile macro environment.

“The Capesize market continued to outperform smaller dry bulk segments in 2024, driven by a favorable supply-demand balance. Fleet growth was limited to just 1.7%, while seaborne iron ore, bauxite, and coal shipments increased substantially. Brazilian iron ore exports surged annually by approximately 6%, and Guinea’s bauxite exports grew by over 15%, reinforcing the trend of increasing ton-miles, which directly benefits Capesize companies like ours.

“Looking ahead to 2025, Capesize fleet growth is projected to slow further to 1.4%, setting the stage for an even tighter supply-demand balance. While the start of the year saw seasonal weakness, spot rates and FFAs have risen sharply in recent weeks, pointing to a strengthening market in the months ahead. Vessel values have remained firm, which is a sign of industry confidence in the Capesize sector’s long-term fundamentals.

3 Based on the closing price of March 3, 2025.

“We believe that the long-term outlook for Capesize demand is robust, driven by rising Atlantic Basin iron ore and bauxite exports, a historically low orderbook, and tightening environmental regulations that are expected to restrict Capesize supply further. A key catalyst is the long-anticipated Simandou iron ore project in Guinea, which is set to commence exports in 2025 and is expected to significantly boost ton-mile demand further. At the same time, global energy needs continue to surge, particularly in emerging economies, as technology-driven industries such as AI, data centers, and semiconductor manufacturing require significant base-load power. Despite the energy transition, coal remains essential to the global power mix, supporting sustained Capesize demand as Asia ramps up imports.

“As a pure-play Capesize company, Seanergy remains uniquely positioned to capitalize on these long-term market tailwinds and to deliver consistent, superior returns to shareholders.”

Company Fleet:

Vessel Name	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	FFA conversion option(1)	Minimum time charter (“T/C”) expiration	Maximum T/C expiration(2)	Charterer
Titanship	207,855	2011	NACKS	-	T/C Index Linked	No	09/2026	03/2027	Costamare
Meiship	207,851	2013	Imabari	-	T/C Index Linked	No	02/2026	06/2026	Costamare
Patriotship	181,709	2010	Imabari	Yes	T/C Index Linked	Yes	10/2025	03/2026	Glencore
Dukeship	181,453	2010	Sasebo	-	T/C Index Linked	Yes	06/2025	09/2025	NYK
Paroship	181,415	2012	Koyo -Imabari	Yes	T/C Index Linked	Yes	08/2025	01/2026	Oldendorff
Worldship	181,415	2012	Koyo – Imabari	Yes	T/C Index Linked	Yes	10/2025	02/2026	NYK
Kaizenship	181,396	2012	Koyo Dock	-	T/C Index Linked	Yes	07/2025	10/2025	MOL
Iconship	181,392	2013	Imabari	-	T/C Index Linked	Yes	03/2026	06/2026	Costamare
Hellasship	181,325	2012	Imabari	-	T/C Index Linked	Yes	04/2026	07/2026	NYK
Honorship	180,242	2010	Imabari	-	T/C Index Linked	Yes	03/2025	07/2025	NYK
Fellowship	179,701	2010	Daewoo	-	T/C Index Linked	Yes	06/2026	11/2026	Anglo American
Championship	179,238	2011	Sungdong SB	Yes	T/C Index Linked	Yes	04/2025	11/2025	Cargill
Partnership	179,213	2012	Hyundai	Yes	T/C Index Linked	Yes	02/2026	05/2026	NYK
Knightship	178,978	2010	Hyundai	Yes	T/C Index Linked	Yes	11/2025	01/2026	Glencore
Lordship	178,838	2010	Hyundai	Yes	T/C Index Linked	Yes	01/2026	05/2026	Costamare
Blueship	178,459	2011	Mitsui SB	-	-	-	-	-	-
Friendship	176,952	2009	Namura	-	T/C Index Linked	Yes	12/2025	04/2026	NYK
Flagship	176,387	2013	Mitsui	-	T/C Index Linked	Yes	05/2026	07/2026	Cargill
Geniuship	170,057	2010	Sungdong SB	-	T/C Index Linked	Yes	06/2025	09/2025	NYK
Premiership	170,024	2010	Sungdong SB	Yes	T/C Index Linked	Yes	03/2027	05/2027	Glencore
Squireship	170,018	2010	Sungdong SB	Yes	T/C Index Linked	Yes	03/2027	05/2027	Glencore
Total / Average age	3,803,918	13.7 years	-	-	-	-	-	-	-

(1)	The Company has the option to convert the index-linked rate to fixed for periods ranging between 1 and 12 months, based on the prevailing Capesize FFA Rate for the selected period.

(2)	The latest redelivery date does not include any additional optional periods.

Fleet Data:

(U.S. Dollars in thousands)
	Q4 2024	Q4 2023	12M 2024	12M 2023
Ownership days (1)	1,748	1,541	6,518	6,008
Operating days (2)	1,744	1,530	6,447	5,953
Fleet utilization (3)	99.8%	99.3%	98.9%	99.1%
TCE rate (4)	$23,179	$24,920	$25,063	$17,501
Daily Vessel Operating Expenses (5)	$7,257	$6,696	$6,976	$6,879

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. Operating days include the days that our vessels are in ballast voyages without having finalized agreements for their next employment. The Company’s calculation of operating days may not be comparable to that reported by other companies.

(3)
Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for unforeseen events. We believe it provides additional meaningful information and assists management in making decisions regarding areas where we may be able to improve efficiency and increase revenue and because we believe that it provides useful information to investors regarding the efficiency of our operations.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, which is not a recognized measure under U.S. GAAP, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q4 2024	Q4 2023	12M 2024	12M 2023
Vessel revenue, net	41,146	38,901	164,881	107,036
Less: Voyage expenses	721	773	3,297	2,851
Time charter equivalent revenues	40,425	38,128	161,584	104,185
Operating days	1,744	1,530	6,447	5,953
TCE rate	$23,179	$24,920	$25,063	$17,501

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q4 2024	Q4 2023	12M 2024	12M 2023
Vessel operating expenses	13,365	10,889	46,985	42,260
Less: Pre-delivery expenses	680	571	1,515	933
Vessel operating expenses before pre-delivery expenses	12,685	10,318	45,470	41,327
Ownership days	1,748	1,541	6,518	6,008
Daily Vessel Operating Expenses	$7,257	$6,696	$6,976	$6,879

Net income to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)
	Q4 2024	Q4 2023	12M 2024	12M 2023
Net income	6,638	10,829	43,472	2,282
Interest and finance cost, net	5,147	4,965	19,437	20,150
Depreciation and amortization	8,139	7,541	29,695	28,831
EBITDA	19,924	23,335	92,604	51,263
Stock based compensation	437	546	4,987	9,147
Loss on extinguishment of debt	4	-	653	540
Loss on forward freight agreements, net	43	40	177	188
Gain on sale of vessels, net	-	-	-	(8,094)
Adjusted EBITDA	20,408	23,921	98,421	53,044

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income, net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on forward freight agreements, net, loss on extinguishment of debt, and the non-recurring gain on sale of vessels, net, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Adjusted Net Income Reconciliation and calculation of Adjusted Earnings Per Share

(In thousands of U.S. Dollars, except for share and per share data)

	Q4 2024	Q4 2023	12M 2024	12M 2023
Net income	6,638	10,829	43,472	2,282
Stock based compensation	437	546	4,987	9,147
Loss on extinguishment of debt (non-cash)	-	-	304	300
Adjusted net income	7,075	11,375	48,763	11,729
Dividends to non-vested participating securities	(66)	(15)	(549)	(61)
Undistributed earnings to non-vested participating securities	(16)	(320)	(980)	(10)
Adjusted net income – common shareholders	6,993	11,040	47,234	11,658
Adjusted earnings per common share, basic	0.34	0.58	2.39	0.63
Adjusted earnings per common share, diluted	0.34	0.58	2.38	0.63
Weighted average number of common shares outstanding, basic	20,272,380	19,039,579	19,745,379	18,394,419
Weighted average number of common shares outstanding, diluted	20,409,272	19,063,475	19,879,876	18,442,668

To derive Adjusted Earnings Per Share, a non-GAAP financial measure, from Net Income, we adjust for dividends and undistributed earnings to non-vested participating securities and exclude non-cash items, as provided in the table above. We believe that Adjusted Net Income and Adjusted Earnings Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as loss on extinguishment of debt, stock based compensation and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income and Adjusted Earnings Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

First Quarter 2025 TCE Rate Guidance:

As of the date hereof, approximately 85% of the Company fleet’s expected operating days in the first quarter of 2025 have been fixed at an estimated TCE rate of approximately $12,471. Assuming that for the remaining operating days of our index-linked time charters, the respective vessels’ TCE rate will be equal to the average FFA rate of $18,733 per day (based on the FFA curve as of March 3, 2025), our estimated TCE rate for the first quarter of 2025 will be approximately $13,3634. The following table provides the breakdown of index-linked charters and fixed-rate charters in the first quarter of 2025:

	Operating Days	TCE
TCE - fixed rate (incl. FFA conversions)	275	$21,623
TCE – index-linked	1,491	$11,795
Total / Average	1,766	$13,363

Fourth Quarter and Recent Developments:

Dividend Distribution for Q3 2024 and Declaration of Q4 2024 Dividend

On January 10, 2025, the Company paid a quarterly dividend of $0.26 per share for the third quarter of 2024 to all shareholders of record as of December 27, 2024.

Pursuant to its dividend policy, the Company has declared a quarterly cash dividend of $0.10 per common share for the fourth quarter of 2024 payable on or about April 10, 2025, to all shareholders of record as of March 27, 2025.

Buyback of Common Shares

Since our last update in the Company’s earnings release for the third quarter of 2024, the Company repurchased 115,000 common shares in open market transactions at an average price of $8.52 per share for an aggregate consideration of $1.0 million pursuant to the $25.0 million share repurchase program commenced in December 2023. Since the beginning of the share buyback program, the Company has repurchased 532,411 common shares, at an average price of $9.29 per share for a total amount of $4.9 million. All the abovementioned shares were cancelled and removed from our share capital as of the date of this release. As of March 3, 2025, the Company had 20,374,165 common shares issued and outstanding.

4 This guidance is based on certain assumptions and there can be no assurance that these TCE rate estimates, or projected utilization will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance, the TCE rate assumed for the remaining operating days of the quarter for an index-linked T/C is equal to the average FFA rate of $18,733 based on the curve of March 3, 2025. Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

Open Market purchases of stock options and common shares by Seanergy’s CEO

The Company’s Chairman & Chief Executive Officer, Mr. Stamatis Tsantanis, currently holds 100 call option contracts, allowing the purchase of up to 10,000 common shares of the Company upon exercise. The call option contracts have a strike price of $8.00 and with expiration dates in July and October 2025. Since December 2024, Mr. Tsantanis has purchased an additional 64,000 common shares of the Company in the open market through various dates at an average purchase price of $7.52 per common share.

Vessel Transactions and Commercial Updates

M/V Blueship – Bareboat Agreement and New T/C agreement

In January 2025, the Company entered into a six-month bareboat charter agreement with an unaffiliated third party for a 2011-built Capesize dry bulk vessel of 178,459 dwt built at Mitsui SB. The vessel was renamed M/V Blueship and delivered to Seanergy on February 25, 2025. The bareboat charter agreement required a downpayment of $8.0 million and includes a daily charter rate of $9,750 over the period of the bareboat charter and a purchase obligation of $22.5 million at the end of the bareboat charter.

M/V Meiship – Delivery and New T/C agreement

On February 27, 2025, the Company took delivery of a 207,851 dwt Newcastlemax bulk carrier, built in 2013 at Imabari Shipbuilding Co., Ltd., Saijo Shipyard, which was renamed M/V Meiship. Meanwhile, the M/V Meiship commenced its T/C employment with Costamare Bulkers Inc. (“Costamare”), for a duration of about 12 to 15 months. The gross daily rate of the time charter agreement is based on a fixed rate and includes a profit-sharing scheme based on the BCI. The acquisition of the vessel has been financed with cash on hand and proceeds from the Piraeus Bank Facility agreement mentioned below.

M/V Partnership – New T/C agreement

In November 2024, the M/V Partnership commenced a new T/C agreement with Nippon Yusen Kabushiki Kaisha (“NYK”) for a period of minimum 15 months to maximum 18 months. The daily hire is based on the 5 T/C routes of the BCI, while the Company has the option to convert the daily hire from index-linked to fixed for a minimum period of 2 months to a maximum of 12 months based on the prevailing Capesize FFA curve. The Company will also receive the majority of the benefit from the scrubber profit-sharing scheme based on the price difference between high-sulfur and low-sulfur fuel.

M/V Patriotship – Time charter extension

In December 2024, the charterer of the M/V Patriotship agreed to extend the time charter agreement in direct continuation from the previous agreement. The extension period will commence on April 1, 2025, for a duration of minimum October 1, 2025, to maximum March 31, 2026. All main terms of the time charter remain materially the same.

M/V Friendship – Time charter extension

In December 2024, the charterer of the M/V Friendship agreed to extend the time charter agreement in direct continuation from the previous agreement. The extension period commenced on December 31, 2024, for a duration of minimum 12 months to maximum 15 months. All main terms of the time charter remain materially the same.

M/V Premiership – Time charter extension

In December 2024, the charterer of the M/V Premiership agreed to extend the time charter agreement in direct continuation from the previous agreement. The extension period will commence on May 28, 2025, for a duration of minimum March 1, 2027, to maximum May 30, 2027. The Company will receive the majority of the benefit from the scrubber profit-sharing scheme based on the price difference between high-sulfur and low-sulfur fuel while all other main terms of the time charter remain materially the same.

M/V Squireship – Time charter extension

In December 2024, the charterer of the M/V Squireship agreed to extend the time charter agreement in direct continuation from the previous agreement. The extension period will commence on June 18, 2025, for a duration of minimum March 1, 2027, to maximum May 30, 2027. The Company will receive the majority of the benefit from the scrubber profit-sharing scheme based on the price difference between high-sulfur and low-sulfur fuel while all other main terms of the time charter remain materially the same.

M/V Hellasship – Time charter extension

In January 2025, the charterer of the M/V Hellasship agreed to extend the time charter agreement in direct continuation from the previous agreement. The extension period commenced on January 8, 2025, for a duration of minimum 15 months to maximum 18 months. The daily hire is based at a revised premium over the BCI, while all other main terms of the time charter remain materially the same.

Financing Updates

M/Vs Worldship, Honorship & Meiship - Piraeus Bank Facility agreement

In February 2025, the Company entered into a $53.6 million sustainability-linked senior credit facility to partially finance the acquisition of the M/V Meiship and to refinance the existing $24.0 million indebtedness of the M/Vs Worldship and Honorship with the same lender, at improved terms. The facility has a term of five years, while the interest rate is 2.05% plus term SOFR per annum, 55 bps lower than the rate of the refinanced agreement, and can be further reduced based on certain emission reduction thresholds. The facility amortizes through 20 quarterly instalments of approximately $1.5 million and a $24.6 million balloon payment at maturity.

Conference Call:

The Company’s management will host a conference call to discuss financial results on March 6, 2025, at 09:00 a.m. Eastern Time.

Audio Webcast and Earnings Presentation:

There will be a live, and then archived, webcast of the conference call available and accompanying presentation available through the Company’s website. To access the presentation and listen to the archived audio file, visit our website, following the Webcast & Presentations section under our Investor Relations page. Participants to the live webcast should register on Seanergy’s website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:

Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 31, 2024	December 31, 2023*
ASSETS
Cash and cash equivalents and restricted cash	34,916	24,928
Vessels, net, right-of-use asset and advance for vessel acquisition	488,192	440,038
Other assets	22,745	12,911
TOTAL ASSETS	545,853	477,877

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt, finance lease liability and other financial liabilities, net of deferred finance costs	257,588	232,568
Other liabilities	26,086	16,864
Stockholders’ equity	262,179	228,445
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	545,853	477,877

        * Derived from the audited consolidated financial statements as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
Vessel revenue, net	41,146	38,901	164,881	107,036
Fees from related parties	531	527	2,578	3,198
Revenue, net	41,677	39,428	167,459	110,234
Expenses:
Voyage expenses	(721)	(773)	(3,297)	(2,851)
Vessel operating expenses	(13,365)	(10,889)	(46,985)	(42,260)
Management fees	(214)	(165)	(760)	(700)
General and administrative expenses	(8,449)	(5,364)	(23,971)	(22,149)
Depreciation and amortization	(8,139)	(7,541)	(29,695)	(28,831)
Loss on forward freight agreements, net	(43)	(40)	(177)	(188)
Gain on sale of vessels, net	-	-	-	8,094
Operating income	10,746	14,656	62,574	21,349
Other income / (expenses):
Interest and finance costs	(5,487)	(5,166)	(20,603)	(20,694)
Loss on extinguishment of debt	(4)	-	(653)	(540)
Interest and other income	1,256	1,485	2,096	2,443
Other, net	127	(146)	58	(276)
Total other expenses, net:	(4,108)	(3,827)	(19,102)	(19,067)
Net income	6,638	10,829	43,472	2,282

Net income per common share, basic	0.32	0.55	2.12	0.12
Net income per common share, diluted	0.32	0.55	2.11	0.12
Weighted average number of common shares outstanding, basic	20,272,380	19,039,579	19,745,379	18,394,419
Weighted average number of common shares outstanding, diluted	20,409,272	19,063,475	19,879,876	18,442,668

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Twelve months ended December 31,
	2024	2023
Net cash provided by operating activities	75,278	31,323

Vessels acquisitions and improvements	(70,651)	(314)
Advance for vessel acquisition	(3,700)	-
Due from related parties	(4,411)	-
Finance lease prepayments and other initial direct costs	(610)	(7,000)
Proceeds from sale of assets	-	23,910
Deposits assets, non-current	-	1,325
Other fixed assets, net	-	(176)
Net cash (used in) / provided by investing activities	(79,372)	17,745

Proceeds from long-term debt and other financial liabilities	120,779	53,750
Proceeds from other non-current liabilities	503	-
Repayments of long-term debt and other financial liabilities	(73,038)	(88,742)
Payments of finance lease liabilities	(21,778)	(609)
Repayments of convertible notes	-	(11,165)
Payments of financing and stock issuance costs	(2,607)	(1,318)
Payments for repurchase of common stock	(4,850)	(1,679)
Dividend payments	(10,750)	(6,031)
Payments for repurchase of warrants	-	(808)
Payments for fractional shares of reverse stock split	-	(23)
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	5,823	8
Net cash provided by / (used in) financing activities	14,082	(56,617)

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for interest	20,051	18,429

Noncash investing activities
Vessels acquisitions and improvements	119	-
Finance lease, right-of use asset and other initial direct costs	-	22,997

Noncash financing activities
Dividends declared but not paid	5,297	491
Financing and stock issuance costs	857	562

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a prominent pure-play Capesize shipping company publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company’s operating fleet consists of 21 vessels (2 Newcastlemax and 19 Capesize) with an average age of approximately 13.7 years and an aggregate cargo carrying capacity of approximately 3,803,918 dwt.

The Company is incorporated in the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our Company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between Israel and Hamas or Iran and between Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com